UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        October         , 2001
                 -----------------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
-------------------------------------------------------------------------------
                    (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  [X]       Form 40-F  [ ]












NY2:\1087085\01\N@ST01!.DOC\41150.0012

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Desc, S.A. de C.V.
                                            ------------------
                                            (Registrant)



Date: October 12, 2001                      By /s/ Arturo D'Acosta Ruiz
----------------------                         --------------------------------
                                               (Signature)*

                                               Name: Arturo D'Acosta Ruiz
                                               Title: Chief Financial Officer





* Print the name and title under the signature of the signing officer.

                                  EXHIBIT INDEX

                                                                 Sequential
          Item                                                   Page Number
          ----                                                   -----------
1.        Press Release, dated October 1, 2001, concerning
          Desc's solid financial structure.                           4

2.        Notice to Shareholders, dated October 8, 2001,
          regarding the payment of a cash dividend to Desc's
          shareholders.                                               5

3.        Press Release, dated October 10, 2001, announcing
          preliminary third quarter 2001 figures.                     6











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